News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

2.00pm (GMT) 17 November 2008

GERARD VAN DE AAST TO STEP DOWN FROM THE BOARDS OF
REED ELSEVIER AND AS CEO OF REED BUSINESS

Reed Elsevier has today announced that Gerard van de Aast will step down from the boards of Reed Elsevier on 15 December 2008 and from his position as chief executive of Reed Business.

Keith Jones, currently CEO of Reed Business Information UK, will be appointed acting CEO for Reed Business Information (RBI), pending resolution of the current divestment process. RBI will continue to benefit from a very strong and experienced management team.

Reed Business (comprising RBI and Reed Exhibitions) has performed strongly during the eight years of Mr van de Aast’s leadership. During that time, RBI has been transformed from a print-based publisher to a world-leading b2b information provider, with a third of its revenues from online services, mostly built through organic development. Reed Exhibitions has become the world’s largest exhibitions organiser and expanded significantly in both developed and emerging markets.

Commenting on today’s announcement, Sir Crispin Davis, chief executive officer of Reed Elsevier said: “On behalf of the boards of Reed Elsevier, I would like to thank Gerard for his outstanding contribution to the success of Reed Elsevier. He has been a very key member of the senior management team since 2000, and in particular the architect of Reed Business’ success. We wish Gerard all the best for the future.”

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Notes to Editors

About Reed Business

The Reed Business division comprises RBI and Reed Exhibitions.  A process to divest RBI is underway. Reed Exhibitions is being retained by Reed Elsevier.

In 2007 RBI’s revenues were up 4% at constant currencies to £906m, and adjusted operating profits were up 10% at constant currencies to £119m. At the half year results in July 2008, online revenues comprised 34% of RBI’s total revenues. RBI’s leading brands include Variety, Estates Gazette, totaljobs.com, New Scientist, and Elsevier magazine in the Netherlands.

Prior to joining Reed Elsevier in November 2000, Gerard van de Aast, 51, was vice-president and general manager of Compaq’s Enterprise business in Europe, Middle East and Africa.

About Reed Elsevier

Reed Elsevier is a world leading provider of professional information and online workflow solutions in the Science, Medical, Legal, Risk Analytics, and Business sectors.

The group employs more than 35,700 people, including approximately 19,000 in North America. In February 2008, Reed Elsevier reported revenues for 2007 of £4,584m/€6,693m.

Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.